July 31, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst and Christine Davis

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2007
Filed June 4, 2007
File No. 000-14338

Ladies and Gentlemen:

Per my phone conversation with Ms. Davis, this letter confirms the granting of additional time to respond to your letter dated July 24, 2007 for additional information related to the Form 10-K (File No. 000-14338) originally filed with the Commission by Autodesk, Inc. on June 4, 2007. Our response will be provided on or before August 17, 2007.

Please don’t hesitate to contact me with any questions at (415) 507-6662.

Sincerely,

AUTODESK, INC.

/s/ Pascal W. Di Fronzo
Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary